UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ) *

Coeptis Therapeutics, Inc.

(Name of Issuer)

Common stock, $.0001 par value per share

(Title of Class of Securities)

19207C104

(CUSIP Number)

September 9, 2022

(Date of Event Which Requires Filing of this Statement)

2

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Thomas Edward Hutchinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	5	SOLE VOTING POWER 2,464,716 shares
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,464,716 shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,464,716 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1 (a).	Name of Issuer:

Coeptis Therapeutics, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

105 Bradford Rd, Suite 420 Wexford, Pennsylvania 15090

Item 2 (a).	Name of Person Filing:

Thomas Hutchinson

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

3840 Pleasant Ridge Road, Boulder Colorado 80301

Item 2 (c).	Citizenship:

Mr. Hutchinson is a citizen of United States.

Item 2 (d).	Title of Class of Securities: Common stock, $.0001 par value per share.

Item 2 (e).	CUSIP Number: 19207C104

Item 3.	If this Statement is filed pursuant to §§240.13d‑1(b), or 240.13d‑2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940

(e)	☐	An investment adviser in accordance with §240.13d‑1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d‑1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d‑1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d‑1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d‑1(b)(1)(ii)(K).

Item 4.	Ownership

(a)	Amount beneficially owned: 2,464,716 shares of common stock held by the Thomas Hutchinson Revocable Trust dated June 2, 2010 for which Mr. Hutchinson is the sole Trustee.

(b)	Percent of class: 6.3% (based on 39,012,897 shares of common stock outstanding as of August 1, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 2, 2022.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,464,716
(ii)	Shared power to vote or to direct the vote: --
(iii)	Sole power to dispose or to direct the disposition of: 2,464,716
(iv)	Shared power to dispose or to direct the disposition of: --

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 19th day of September, 2022	/s/ Conrad R. Adkins, attorney-in-fact for Thomas Hutchinson
Conrad R. Adkins, attorney-in-fact for Thomas Hutchinson